Exhibit 99.4

EASTERN INSURANCE HOLDINGS, INC.

2008 AGENCY STOCK PURCHASE PLAN

ELIGIBILITY NOTICE

You are receiving this notice to inform you that your insurance agency has been granted Eligible Agency status under the Eastern Insurance Holdings, Inc. 2008 Agency Stock Purchase Plan (the “ASPP”). The ASPP is a plan through which Eligible Agencies may purchase Eastern Insurance Holdings, Inc. (“EIHI”) common stock at a discount from fair market value. The ASPP is similar to an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), but the ASPP is not a qualified plan under the Code. Included with this notice are a copy of the ASPP, a brief Summary of Rules and Procedures, and an Enrollment Form. Please review this notice, the ASPP, and the Summary of Rules and Procedures to familiarize yourself with the ASPP’s terms and conditions so your insurance agency can decide if it would like to enroll in the ASPP.

Eligible Agency Status

Being granted Eligible Agency status under the ASPP entitles your insurance agency to the right to enroll in the ASPP. Once your insurance agency enrolls in the ASPP it may subscribe to purchase shares of EIHI common stock at a discount from fair market value. The discount, effective July 1, 2008, is 10%. EIHI has reserved the right to increase or decrease the discount on a prospective basis at any time. Please review the ASPP provisions and the portion of the Summary of Rules and Procedures relating to Eligible Agency status. An Eligible Agency may have its Eligible Agency status revoked for failure to enroll within the first eight (8) enrollment periods following its receipt of this notice, and EIHI has the power to revoke an insurance agency’s Eligible Agency status for certain other reasons, in its discretion.

Enrolling in the ASPP

The ASPP and the enclosed Summary of Rules and Procedures explain the enrollment procedures, but we would like to make you aware of a few important dates and administrative issues:

•

Your insurance agency may enroll during any Enrollment Period, but your insurance agency will lose Eligible Agency status if it does not enroll within the first eight (8) Enrollment Periods after you receive this notice.

•	Enrollment Periods extend from the 15th to the last day of each March, June, September and December.

•	Your insurance agency cannot subscribe to purchase shares under the ASPP unless and until your insurance agency enrolls in the ASPP.

If, after reviewing the enclosed documents, your insurance agency decides it would like to enroll in the ASPP, please return the enclosed Enrollment Form during an Enrollment Period. Upon enrolling in the ASPP, EIHI will create a participant account for your insurance agency which it will maintain until your insurance agency withdraws from the ASPP, loses Eligible Agency status, or the ASPP terminates.

If you would like to enroll, please return or fax your completed Enrollment Form to:

EIHI Representative:	Mark Juba
Fax Number:	(717) 481-2702
E-mail:	mjuba@eains.com
Address:	Eastern Insurance Holdings, Inc.
Attn: Mark Juba
25 Race Avenue
Lancaster, PA 17603-3179